July 27, 2005


Jeffrey E. Butler
President and CEO
The American Education Corporation
7506 N. Broadway Extension, Suite 505
Oklahoma City, Oklahoma 73116

RE: 	Schedule 13E-3
	Filed June 24, 2005
      File No. 5-54041

      Form 10-KSB for fiscal year ended December 31, 2004
      Form 10-QSB for the fiscal quarter ended March 31, 2005
      File No. 0-10873

Dear Mr. Butler:

      We have reviewed the filings referenced above and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3
1. Please note also that you must include the information required by
Items 3, 5, 6, 10 and 11 of Schedule 13E-3 with respect to each executive officer and director of your corporation. For example, you need to provide all of this information with respect to Mr.
Butler.
See General Instruction C to Schedule 13E-3.

2. We note your reliance on NRS section 78.207 to effect your contemplated going private transaction without a stockholder vote. However, in order to rely on this statute money may not be paid to an aggregate of more than 10% of the holders of your common stock. According to your estimates approximately 6.5% of stockholders are expected to be cashed-out, yet you provide no calculations of how you determined this number.  Please provide detailed calculations of how
you came to this conclusion. Please provide specific analysis for both holders in "street name" and record holders of American Education common stock. Please also consider in your calculations the various uncertainties that may affect the estimates provided above; including changes in holdings that may occur between the time of your amended Schedule 13E-3 and the effectiveness of the transaction. For example, we note disclosure that stockholders wishing to remain stockholders of the private entity may purchase shares in advance of the effective date, combine separate accounts, or conversely lower their holdings to become part of the group that
is cashed-out.   Please describe how these and other conditional
events may affect the final determinations and how they were accounted for in your calculations requested above.

3. In the transaction you propose, is there a possibility that more
than 10% of holders could be cashed-out?  If the ten percent amount
can not be exceeded please explain why this is the case. In your response letter explain when and how you will learn the actual number of shares that you will repurchase as a result of the reverse split.
If there is the possibility that the number of shares purchased could
exceed the ten percent amount and you will not know the number of shares purchased until after the reverse split is effected, describe the consequences of effecting share purchases in excess of the ten percent amount without obtaining shareholder approval of the transaction.
4. Please advise why you have listed the costs of cashing-out stockholders at approximately $357,500 in "Source and Amount of Funds
Section" section but stated that at the time of this filing an estimated $457,000 would be required in your "Fairness of the
Transaction" section.   Please provide greater disclosure and
specific calculations on the specific cost of the cash-out transaction.

5. We note that disclosure responsive to several item requirements is provided in the Schedule 13E-3 while other disclosure is provided in the disclosure statement. Please confirm that you will mail the
Schedule 13E-3 to security holders together with the disclosure statement. Alternatively, please ensure that all disclosure responsive to item requirements in the Schedule 13E-3 is included in the documents to be mailed to security holders.

Item 2.  Subject Company Information

6. We note that the information in the section of the Form 10-KSB that you reference is provided as of March 10, 2005. The information concerning the trading markets, price of your common stock and dividends required by Item 1002 paragraphs (c) and (d) of Regulation
M-A should be presented for each quarter during the past two years.

7. With respect to the $300,000 loan to Mr. Butler, tell us
whether a
promissory note or other loan agreement existed with respect to the
transaction.  Provide a copy of the note or any other written
documents relating to this arrangement.   If the indebtedness was
evidenced by a writing, tell us why that writing was not included in
Item 16 of the Form 10-KSB for 2003 and filed with that or a prior periodic filing. See Item 601(b)(10)(i)(A) of Regulation S-B. Tell us when and how the parties to this loan arrangement had agreed that the loan to Mr. Butler could be repaid with shares of stock as well as when and how the parties agreed to the method of valuation for shares Mr. Butler delivered in repayment of that loan. Please also tell us exact date the shares were surrendered and the closing price of your common shares on each date discussed above. Finally, tell us why you have characterized this transaction as a repurchase of common stock in the statement of changes in stockholders` equity in the financial statements to the above-referenced Form 10-KSB.

Item 5. Past Contacts, Transactions...
8. Please advise to the relationship, if any, between Janis Butler and Jeffrey Butler.

Item 6.  Purposes of the Transaction

9. Please revise to clarify, if true, that you have no plans or negotiations that would result in the actions set forth in Item 1006(c)(1)-(8) of Regulation M-A other than those described in your response to this Item. Note the Instruction to Item 6 of Schedule 13E-3.

Item 11.  Interest in Securities of the Subject Company
10. We note that the information in the section of the Form 10-KSB that you reference is provided as of March 10, 2005. The information concerning security ownership should be presented as of a more recent date that is as close as practicable to the mailing date of the disclosure document.

Item 13. Financial Statements
Comparative Financial Information
Consolidated Statements of Income: For the years ended December
31,
2004 and 2003
11. We note that you have presented Learning Pathways, Ltd as a discontinued operation in your interim financial statements for the period ending March 31, 2005. This presentation must be applied retroactively to all periods presented in this Schedule 13E-3. That is, the financial statements for the year ending December 31, 2004 and 2003 should be revised to disclose the discontinued operations.

12. We note that the financial statements incorporated by reference do not include the ratio of earnings to fixed charges required by
Item 1010(a)(3) of Regulation M-A. Please revise your disclosure to include that ratio. Also, please include the pro forma financial statements required by Item 1010(b) of Regulation M-A or tell us your basis for not including them.

Item 14.  Persons/Assets, Retained ...
13. Provide the disclosure required by Item 1009(b) of Regulation
M-A
with respect to employees used by the Board of Directors in connection with the transaction.

Item 16.  Exhibits

14. Given that you may use proceeds from a line of credit to pay for the securities cashed out in this transaction, please file the related loan agreement. See Item 1016(b) of Regulation M-A.

Exhibit A. Disclosure Statement
Outside Front Cover
15. Please confirm that the legend required by Rule 13e-
3(e)(1)(iii)
will be on the front cover of the documents mailed to stockholders.
16. You state that the board concluded that the proposed transaction is in the best interests of the stockholders. Consistent with the text in the body of the disclosure document, please indicate that American Education, concluded that the transaction is fair to the unaffiliated stockholders. Also, provide the conclusions of any other affiliates engaging in the transaction as to the fairness to unaffiliated stockholders.
17. In the second paragraph you state that the directors authorized
"extensive" internal analysis and assert that the analysis is "consistent with currently accepted valuation techniques." Please provide us with detailed support for each of these claims. The information you provide in the body of the disclosure document with respect to these matters is not sufficient to support either of the claims. Additionally, it will be very difficult to provide adequate support and background information on the first page of your filing to put these claims in context for investors. Accordingly, please consider eliminating these claims from the first page of the document.

Summary Term Sheet
18. Please expand to provide summarized information about the range of prices at which your shares have traded during the past 12 months.
Also please disclose the volume of the trading during that period, to the extent you can obtain that information.
19. You indicate that the board authorized "extensive internal analysis" of the transaction. Provide us a copy of this analysis. On what basis do you conclude that the analysis is "consistent with currently accepted valuation techniques?" Provide adequate support for this claim in the summary that is concise disclosure that as required by the Plain English requirements applicable to this section.

Cautionary Statement Regarding Forward Looking Statements
20. We note your reference to the Private Securities Litigation Reform Act of 1995 in this subsection. The safe harbor for forward looking statements provided in the Reform Act does not apply to statements made in connection with a going private transaction. See
Section 21E(b)(1)(E) of the Securities Exchange Act of 1934. Revise to delete the reference to the Reform Act, or revise to state explicitly that the safe harbor provisions do not apply in the context of this transaction.

Introduction
Company Securities
21. Please provide the outstanding share information as of a more recent practicable date. See Item 1002(b) of Regulation M-A.

Special Factors

22. The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section to the front of the proxy statement, following the Summary section. See Rule 13e-
3(e)(1)(ii).
Please revise the disclosure statement to relocate this information.

Reasons for the Transaction
23. Disclose who first proposed the possibility of going private and the date on which this occurred. Were alternatives to going private proposed or considered? Discuss the steps that were taken considering the possibility of going private or exploring other alternatives. Describe when and how proposals were presented, who considered the proposals and the steps taken in analyzing the proposals. What events led to the proposal that a reverse split should be implemented and the determination that that method would be used? The process whereby the reverse split ratio was selected and the cash-out price was established should be described in reasonable detail. In responding to this comment please use specific dates, identify the persons who made or received proposals, and describe the actions taken. See Item 1013(c) of Regulation M-A. In responding please clarify what, if any, role Messrs. Garber and Schoolfield played in the structuring the transaction. Please also provide a description of all meetings, negotiations, contacts, etc. among Board members, management, Messrs Garber and Schoolfield, and third parties that led up to the proposed transaction.

24. Please provide us with supplemental copies of any materials prepared by any third party to American Education that may have bearing on the board`s fairness determination or is related to this transaction. See Item 1015 of Regulation M-A. Please include any "board books," presentations on any related financing and any summaries of presentations made to your board of directors. All such materials must be summarized in the disclosure document and (if written) filed as an exhibit to the Schedule 13E-3. In addition, each presentation, discussion, or report held with or presented, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A.
25. Given that several of the factors you list as contributing to the decision to take the company private appear to have existed for at least one year, such as the company`s ability to reduce information available to its competitors, the cost savings from not having to comply with our filing requirements, and the lack of a liquid market for your securities, revise to indicate why the Board of Directors is undertaking the going private transaction at this time as opposed to other times in the company`s operating history. Disclose also if any other factors, such as the seasonality of your business as disclosed in your Form 10-K or the recent financing with Mr. Smith had any effect on the timing of your determination. Refer to Item 1013(c) of
Regulation M-A.
26. Please expand your reference to Section 404 of the Sarbanes-
Oxley
Act to discuss the requirements of Section 404 more thoroughly. Please also disclose who provided the $300,000 estimate regarding the costs of Section 404 compliance. Finally, advise us of any known or probable compliance problems with respect to Section 404.
27. Please disclose the basis of your estimate of $50,000 in costs per year associated with continuing as a public company.
28. Please also disclose the information you will be providing to the remaining stockholders of American Education after the proposed transaction. For example, disclose if you will be providing audited financials statements, other disclosure documents or will be engaging in investor relations after taking the company private. Discuss the requirement of your articles of incorporation with respect to the frequency of stockholder`s meetings and management`s plan concerning future stockholder`s meetings. Please advise as to the consideration given to the comparing the costs of operating as a private company as opposed to a public company.

Factors Considered by the Board of Directors
29. We note the board of directors considered the factors listed in this section to support its conclusion as to the fairness of the reverse stock split. Revise your document to ensure that you have provided a reasonably detailed discussion of each material factor forming the basis for each party`s fairness determination in accordance with Item 1014(b) of Regulation M-A. A listing of the factors considered, without a discussion of how that factor relates to the determination that the transaction is fair to the unaffiliated stockholders, is inadequate. See instruction 3 to Item 1014 of Regulation M-A. For example, explain how the valuation of your stock and that of companies in your industry over the past three years favors your fairness determination.


30. Because the transaction will have different effects on
different
groups of unaffiliated security holders, please revise the
document
to clarify that each filing person has provided a procedural and substantive fairness determination with respect to each group of unaffiliated security holders-those who will be cashed out and those who will continue as security holders of the company.  See Q&A No.
19
of Exchange Act Release No. 17719 (April 13, 1981).
31. Please expand to more specifically describe the difficulties the company has encountered in efforts to obtain meaningful insurance coverage for its officers and directors and explain the basis for the apparent belief that this will be rectified by going private.
32. Please advise in this section or in your "Fairness of the Transaction" section who determined and why you determined that 10 times EBIT is considered a premium price in your market. Disclose the basis for claiming that this metric is a "common industry earnings multiple." Tell us whether the computation of EBIT varies from company to company and explain the basis for your statements in this respect. Disclose the company`s EBIT used in your comparison to the 10 times EBIT benchmark and explain how you computed the company`s EBIT.
33. We note reliance on the financing with Mr. Smith as a factor to determine the fairness to unaffiliated stockholders. Please revise to disclose the process surrounding the Smith financing including:
* The process, including deliberations undertaken, to approve the Smith financing, especially how he came to know of the transaction and with whom he held negotiations,
* If you or Mr. Smith engaged any outside advisors;
* The "several offers received" with regards to financing in March,
2005;
* Why you believe the offer represented an independent valuation of the Company`s securities;
* Further information on Mr. Smith`s experience, including greater detail on his position as a "senior-executive level manager with knowledge of the industry", as disclosed in your "Fairness of the Transaction" section; and
* The effect the transaction would have on the Convertible Note issued to Mr. Smith.

	In addressing this comment please ensure that you prominently
indicate that the stock 	price associated with this financing is
the
conversion rate in a debt instrument.  Explain 	why you believe
that the conversion rate of a promissory note reflects the value of
the 	shares underlying the note.  A note holder has an incentive
to
obtain a lower conversion 	rate in the negotiation of a
convertible debt instrument to increase the potential profit
	potential in the event of an increase in stock price, however
you do not disclose this or 	discuss whether you considered this
in
evaluating the significance of the sale of the 	convertible note
to
the determinations about the value of the company`s common stock.
34. Were any offering materials or non-public data provided to Mr. Smith or in connection with the convertible note sale? If so, please provide a copy to us with your response letter.
35. Please provide updated disclosure on the anticipated effective date, and an estimated timetable to more prominently disclose to investors the time they may have to buy or sell prior to the effective date. Consider also revising your disclosure under the second to last paragraph of the "Fairness of the Transaction" section to describe in material detail any risk that stockholders will not be able to adjust their holdings in time to effectuate cash-out transactions. We note disclosure under "Factors Considered by the Board of Directors" that there is limited liquidity for the company securities.

Alternatives to the Transaction
36. Please consider revising to include considerations of additional transactions besides going private. In addition, to the extent practicable, please quantify the anticipated costs associated with any alternatives the board considered.
37. We note disclosure, in the above-referenced Form 10-KSB that Stephen Prust received $5,000 for "assistance to management in the development and review of strategic initiatives in the area of mergers and acquisitions." Please tell us in greater detail the nature of the assistance and if there where there were any presentations to the board, management or to or from outside entities.

Fairness of the Transaction
38. Please disclose the timing of the board of directors` fairness determination. We note that the comparative financial information presented in this section is for the fiscal years ended December 31,
2002 to 2004 but that you and the comparable companies have since filed more recent information. Disclose why your board did not use the more recent information.
39. For each of the factors listed in this section please
describe,
to the extent practicable, the weight assigned each factor.  See
Item
1014(b) of Regulation M-A.  Please revise to include all factors in
your determination not just the priority of valuation methods.
40. Please advise which specific portions of the FASB statements served as guidance and explain why they are pertinent to the
valuation of the securities held by public investors.   It appears
that these pronouncements set out generally accepted accounting principles for the presentation of securities holdings for balance sheet presentation purposes. Please tell us why you believe these statements provide valuation methodologies useful to holders of securities or securities analysis in valuing securities for the purposes of purchase and sale decisions in the securities.
41. Please disclose what consideration (if any) the Board of Directors gave to the going concern value of the company in evaluating the fairness of the merger. See Instruction 2(iv) to Item
1014 of Regulation M-A.  If going concern value was not
considered,
or was not deemed relevant in the context of this transaction, explain why. Please also provide the same expanded disclosure for liquidation value and net book value. We note only one reference to
Net Book Value under "Factors Considered by the Board of
Directors"
section.  See Instructions 2(v) and 2(iii) to Item 1014 of
Regulation
M-A.
42. We note your quantitative comparisons with comparable
companies
do not examine such items as growth rates. Identify the companies you used and explain more specifically how you selected those companies. Please clarify the nature of the other businesses and discuss how their businesses differ from yours. Please advise if you considered or compared each company`s future growth or products already in development.
43. Please more clearly disclose why you have determined to use these
metrics of valuation. Please advise why you have not considered alternate comparable valuations with companies including comparable acquisitions or discounted cash flow analysis. Additionally, please
expand the text that accompanies the table to explain more clearly what that table indicates with respect to the valuation of American
Education`s shares and explain the basis for your conclusions in this
respect.
44. Please describe why you only selected two companies for comparison and disclose whether valuations were done for any additional companies not reflected in this chart.
45. Please explain how you adjusted the number of outstanding shares
for the comparative companies to reflect the number of your outstanding shares and why you felt this was appropriate.
46. You refer to adjustments in the reported results of the two companies you deemed comparable that you make in evaluating the value of the shares of American Education.  What were the "unusual and one-
time events" and how did the adjustments you made with respect to those events affect the parameters you studied in evaluating the companies you deemed comparable?
47. We note your disclosure that the tabular presentation of comparative companies shows that the market values these three companies similarly. Explain how that similar valuation supports your determination that the consideration to be paid to unaffiliated security holders is fair.
48. Also, disclose the recent trading price(s). In view of your disclosure that you have not realized benefits associated with public company status because an active trading market has not developed, provide stockholders with quantitative information about the volume of trading in your shares so that they have appropriate background for the stock price information. Please describe the effects of the transaction on stockholders who purchased over the past year when the
stock price was significantly higher. The Board`s discussion of fairness should address specifically how the recent trading at prices exceeding the cash-out price were considered in assessing the fairness of the merger. Are you aware of or did the board of directors consider comparable trading price premiums in similar going private transactions?  See Instructions 2(i) and 2(ii) to Item
1014
of Regulation M-A.
49. We note disclosure that "The board of directors believes that the
Transaction is procedurally fair to our unaffiliated stockholders because the Transaction is being effected in accordance with all requirements under Nevada law." Please advise why you feel procedural fairness to unaffiliated stockholders is determined by compliance with state corporate laws. We note that state corporate laws are not necessarily enacted to ensure fairness to unaffiliated stockholders but only to set forth certain structural parameters for corporate actions.
50. Please revise to indicate in the last section, similar to disclosure in Item 8(e) of the Schedule 13E-3, that the transaction was unanimously approved by all directors.

Structure of the Transaction

51. Please provide us with a copy of the internal analysis you conducted in conformity with the guidance provided by the FASB, as well as any reports or summaries of this analysis.
52. Please revise your applicable hypothetical situations to include the effects of taxes and tax withholding. Alternatively, provide an introductory statement to remind stockholders of tax withholding and payment requirements. For example, state that the amounts received in certain hypothetical situations are gross amounts and that taxes may be withheld.
53. We note from your disclosure in the Ms. Harris hypothetical and in the first paragraph that suggests that at the election of nominee holders, shares held in street name may be treated differently for purposes of the reverse and forward stock splits than those held directly. Revise the summary term sheet to highlight this fact and clarify the reason for this difference. In doing so, clarify the range of potential treatment that a street name holder might receive and how would it potentially vary from treatment of shares held of record, as a consequence of the "different procedure" of the nominees. How did the proponents of the transaction consider the potentially disparate outcomes for the street name holders in evaluating the fairness of the transaction to the unaffiliated holders? Please confirm, if true, that you will count the number of record holders for Rule 13e-3(a)(3)(ii)(A) purposes in the manner required by Rule 12g5-1.
54. Please disclose the effect of the proposed stock splits on the conversion rate or any other material terms of the convertible notes held by major stockholder affiliates.
55. Please advise us of the effect this transaction will have on stock options, including, securities remaining for future issuance under any option plan and any issued but unexercised options pursuant to your equity compensation plans.

Effects of the Transaction

56. Please disclose the effect of the transaction on (i) your board of directors, (ii) your directors, executive officers and affiliated security holders and their security holdings and voting power, and
(iii) your future plans for the operations of the company. Refer to
Item 1013(d) of Regulation M-A and instruction 2 to that item.

Potential Conflicts of Interest
57. Please enhance disclosure in this section to discuss any potential conflicts of interest, for example, the effects on consolidating holdings for larger stockholders or any additional remuneration that could be received by affiliates engaging in the transaction.

Stockholder Approval
58. Please revise to indicate that you are citing to the Nevada Revised Statutes. Please also advise if you have considered any judicial decisions or other interpretations of these statutes in making your legality analysis.
59. Please revise your disclosure under (i) of NRS Section 78.207 to summarize the terms of the statute in a materially complete manner.

Exchange of Stock Certificates
60. Please update to indicate whether you selected an exchange agent.
Please also file a copy of the instructions to the Exchange Agent and modify the description for exchanging certificates to the extent necessary.

Material Federal Income Tax Consequences

61. Delete the references to this discussion being for "general information only." Security holders are entitled to rely upon the discussion.

Expenses
62. Please revise to provide an estimate of the aggregate Transfer Agent fees to include the cost of $15 per account. Consider using your estimates of the number cashed-out stockholders to provide this information. Also, correct the amount of filing fees to reflect the amount appearing on the Schedule 13E-3 cover.

63. Please explain to us why you would incur "solicitation" expenses in connection with a transaction that does not appear to involve a solicitation.

Borrowed Funds
64. We note that at March 31, 2005 the company had a $1,317,501 working capital balance and only $664,930 in cash and cash equivalents. Please advise as to the consideration given to the adequacy of the line of credit and working capital in providing funds for the cash-out.

65. With respect to the line of credit, identify the bank that has provided it to you and describe any plans for its refinancing or repayment. If no such plans have been made, please state so.
Refer
to Item 1007(d) of Regulation M-A.

Exhibit B. Form 10-K for the fiscal year ended December 31, 2004

Item 1. Description of Business
Third-Party Publishing, Marketing Affiliations and Partnerships
66. We note disclosure at the end of the section that indicates several strategic partnering projects initiated in 2003 are under development or "currently subject to confidential treatment." In your response letter please provide us with a description of these or any other pending or proposed projects of this nature. Advise us of the known and anticipated effects these projects could have on your company and its results of operations.

Item 7. Management`s Discussion and Analysis of Financial Condition and Results of Operations
67. In accordance with Items 303(b)(1)(i) and (iv) of Regulation S-B, you should discuss any known trends, events or uncertainties that have had or are reasonably expected to have a material impact on the net sales, revenues or income from continuing operations, or liquidity and capital resources. Therefore, you should provide in quantifiable terms, a comprehensive discussion of events and uncertainties, as well your future plans set forth in business. See also the Commissions "Guidance Regarding Management`s Discussion and
Analysis of Financial Condition and Results of Operations" Release No. 33-8350 and revise this section accordingly. Where applicable, please also revise your above-referenced Form 10-QSB.

	For example, consider discussing and analyzing:

* Increased costs necessary to expand your customer base into new lines of businesses such as Home Schooling as disclosed in your "Description of Business" and the resulting impact on liquidity and operations;

* The changes in the "sales mix" as described in your "Operating
Expenses" section;

* Plans to expand into the rapidly growing online content delivery or costs of ongoing investments;

* The costs and effects of complying with and revising your software and educational testing to comply with changes in the No Child
Left
Behind Act or any other "state and national education standards" ;
and

* More general trends that may materially impact your business. Because your business is substantially dependant on educational institutions, please also include any general trends that may affect costs of providing services to these institutions.
68. Where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change are sometimes not disclosed. For example, you mention that the increase in general and administrative costs is due to increased internet operating costs and increases in bad debt at the
UK subsidiary. Revise to quantify each source that contributed to a material change. See Section III.D of SEC Release 33-6835. In addition, revise your disclosure to quantify terms, such as "primarily" to the extent possible. Please also revise your above-referenced Form 10-QSB.

Liquidity and Capital Resources
69. Please describe any material operating covenants contained in any of your financing agreements, including those with "financial institutions," and affiliates. See SEC Release No. 33-8350. Please supplementally advise why you have not summarized the terms of these agreements or filed them as exhibits to this report. In addition, where any covenants from these agreements will affect areas of the business or would require material financial obligations you should disclose the information. Please also revise your above-referenced
Form 10-QSB, to provide the above information and similar disclosure for the Convertible Note entered into with Mr. Smith.

Item 8.A Controls and Procedures
70. Your disclosure in the second paragraph appears to be substantially similar to the definition of disclosure controls and procedures set forth in Rule 13a-15. However, your text suggests that the disclosure controls and procedures that were evaluated by your chief executive officer and chief financial officer were narrower than the disclosure controls and procedures defined by paragraph (e) of the Rules. Please also revise your above-referenced
Form 10-QSB.
71. We note your statement that your chief executive officer and your chief financial officer have "concluded the disclosure controls and procedures currently in place are adequate to ensure material information..." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures were effective. Please revise to address your officers` conclusion regarding the effectives of your disclosure controls and procedures.
72. You disclose that there were no "significant changes" in American
Education`s internal controls over financial reporting that could "significantly affect internal controls subsequent to their evaluation." In this regard it does not appear that your disclosure is consistent with the requirements of Item 308(c) of Regulation S-B and Rule 13a-15(d) of the Exchange Act. Please tell us whether during the quarter ended December 31, 2004 there was "any change" that materially affected or was reasonably likely to materially affect, your internal controls over financial reporting. Please also revise your above-referenced Form 10-QSB.

Item 9. Directors, Executive Officers,...
73. Please provide the information required by Item 401(e) of Regulation S-B.

Code of Ethics
74. Please provide us with a copy of your written Code of Ethics.

Item 10. Executive Compensation
Employment Agreements
75. Please advise why the employment agreements discussed in this section are not listed as exhibits to this Form 10-KSB. See Item
601(b)(10)(ii) of Regulation S-B.

Signatures
76. Please tell us whether Mr. Johnson is also signing as controller or principal accounting officer. See Instructions for Signatures to
Form 10-KSB.

Exhibit C. Form 10-QSB for the quarter ended March 31, 2005
Item 2. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations.
Results of Operations
77. In addition to addressing comments raised above concerning your
Form 10-KSB, as applicable, revise to disclose:
* The amount of the large sale to the State of New Mexico;
* Why sales at Dolphin were down slightly from the prior year, and why you experienced a sales decrease overall;
* The nature of the consulting fees and deferred compensation described under your "Selling and Marketing Costs" section;

Liquidity and Capital Resources
78. Please refer to your discussion that the Company will return to a pattern of growth similar to prior years. For example, quantify this growth and explain any trends or uncertainties that may permit you to exceed your prior growth rate.

Item 2. Unregistered Sales of Equity Securities and Use of
Proceeds
79. Please advise why you have not disclosed the information required by this Item with regards to the Convertible Note issued to Mr.
Smith
on March 30, 2005.

************************************

      As appropriate, please amend your filings and with respect to the comments on the periodic reports respond within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Tammy Tangen at (202) 551-3482 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions or comments on the financial statements and related matters. Please contact Adam Halper at (202) 551-3482 or Dan
Duchovny, at (202) 551-3619 with any other questions.  	If you
require additional assistance you may contact me, at (202) 551-
3462
or in my absence Barbara C. Jacobs, Assistant Director at, (202)
551-
3730.

      								Sincerely,


      								Mark P. Shuman
      								Branch Chief - Legal


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Jeffrey E. Butler
The American Education Corporation
July 27, 2005
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